# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lincoln Bain Capital Total Credit Fund, CIK 0002054992
CUSIP: 53287N300, 53287N102, 53287N201, 53287N409
Title of class of securities: Class I, Class A, Class D and Class IS shares of beneficial interest, no par value per share
Address of issuer's principal executive offices: 1301 South Harrison Street, Fort Wayne, Indiana (IN), 46802
Date of event which requires filing of this statement: 10/14/2025
Filed by CIK 0000059558
Persons authorized to receive notices and communications: Samuel K. Goldstein, Esq., 150 N. Radnor Chester Road, Radnor, Pennsylvania (PA), 19087-5221, (484) 583-8711

## Reporting persons
- Lincoln National Corporation (CIK 0000059558): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Indiana (IN); source of funds: working capital (WC); sole voting power 0; shared voting power 5,202,624.72; sole dispositive power 0; shared dispositive power 5,202,624.72; aggregate amount beneficially owned 5,202,624.72 (18.72% of the class)
  Comment: Items 8, 10, 11, and 13: The Lincoln National Life Insurance Company, an Indiana corporation ("LNL"), directly owns the following shares of beneficial interests in the Issuer: 5,199,507.55 Class I shares of beneficial interests ("Class I Shares"), 1,037.65 Class A shares of beneficial interests ("Class A Shares"), 1,039.21 Class D shares of beneficial interests ("Class D Shares"), and 1,040.31 Class IS shares of beneficial interests ("Class IS Shares" and, together with the Class I Shares, Class A Shares and Class D Shares, the "Shares"). Based on information provided by the Issuer as of the date of this Schedule 13D filing, LNL owns 18.71% of the Class I Shares outstanding, 100% of the Class A Shares outstanding, 100% of the Class D Shares outstanding, and 100% of the Class IS Shares outstanding. LNL is a wholly owned subsidiary of its parent holding company, Lincoln National Corporation, an Indiana corporation ("LNC"), which may be deemed to be an indirect beneficial owner of the reported securities.
- The Lincoln National Life Insurance Company (CIK 0000726865): type of reporting person: insurance company (IC); citizenship or place of organization: Indiana (IN); source of funds: working capital (WC); sole voting power 0; shared voting power 5,202,624.72; sole dispositive power 0; shared dispositive power 5,202,624.72; aggregate amount beneficially owned 5,202,624.72 (18.72% of the class)
  Comment: Items 8, 10, 11, and 13: LNL directly owns the following shares of beneficial interests in the Issuer: 5,199,507.55 Class I Shares, 1,037.65 Class A Shares, 1,039.21 Class D Shares and 1,040.31 Class IS Shares. Based on information provided by the Issuer as of the date of this Schedule 13D filing, LNL owns 18.71% of the Class I Shares outstanding, 100% of the Class A Shares outstanding, 100% of the Class D Shares outstanding, and 100% of the Class IS Shares outstanding. LNL is a wholly owned subsidiary of its parent holding company, LNC, which may be deemed to be an indirect beneficial owner of the reported securities.
- Lincoln Financial Investments Corporation (CIK 0001464867): type of reporting person: investment adviser (IA); citizenship or place of organization: Tennessee (TN); source of funds: other (OO); sole voting power 0; shared voting power 17,390,174.33; sole dispositive power 0; shared dispositive power 17,390,174.33; aggregate amount beneficially owned 17,390,174.33 (62.57% of the class)
  Comment: Items 8, 10, and 11: These Class I Shares are owned directly by certain series of the Lincoln Variable Insurance Products Trust (the "Trust"), an investment company registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, as amended. Lincoln Financial Investments Corporation ("LFI" and together with LNL and LNC, the "Reporting Persons"), a registered investment adviser under the Investment Advisers Act of 1940, as amended, serves as the investment adviser to each such series of the Trust, and may be deemed to have beneficial ownership of the Class I Shares reported herein as being directly by each such series of the Trust.
  
  Item 13: Percent of class calculated based on 17,390,174.33 Class I Shares outstanding as of the date of this Schedule 13D filing.

## Item 1. Security and Issuer
Title of class of securities: Class I, Class A, Class D and Class IS shares of beneficial interest, no par value per share
Name of issuer: Lincoln Bain Capital Total Credit Fund
Address of issuer's principal executive offices: 1301 South Harrison Street, Fort Wayne, Indiana (IN), 46802

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by:

1: LNC, a corporation organized under the laws of the state of Indiana. The address of LNC's principal executive office is 150 N. Radnor-Chester Road, Radnor, Pennsylvania 19087. The principal business of LNC is that of a holding company that operates multiple insurance and retirement businesses through subsidiary companies;

2: LNL, a corporation organized under the laws of the state of Indiana. LNL is a wholly-owned subsidiary of its parent holding company, LNC. The address of LNL's principal executive office is 1301 South Harrison Street, Fort Wayne, Indiana 46802. The principal business of LNL consists of underwriting annuities, life insurance and deposit-type contracts through multiple distribution channels. LNL is licensed and sells its products throughout the U.S. and several U.S. territories; and

3: LFI, a corporation organized under the laws of the state of Tennessee. LFI is a wholly-owned subsidiary of LNL. The address of LFI's principal executive office is 150 N. Radnor-Chester Road, Radnor, Pennsylvania 19087. LFI's principal business consists of providing investment advisory services to (1) registered investment companies, including those that are included in insurance products such as variable life and annuities offered by affiliated and non-affiliated life insurance companies, and retirement plans and accounts and those offered to retail investors; (2) private funds and insurance company separate accounts, which are offered by affiliated life insurance companies; and (3) closed-end registered investment companies. LFI acts as investment adviser to the series of the Trust.

The name, business address, present principal occupation or employment and citizenship of each executive officer and/or director of the Reporting Persons is set forth on Schedule A and is incorporated by reference herein.
Residence or business address: The information included in Item 2(a) is incorporated by reference herein.
Present principal occupation or employment: The information included in Item 2(a) is incorporated by reference herein.
Criminal convictions in the last five years: During the last five years prior to the date of this Schedule 13D, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, the persons listed on Schedule A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years prior to the date of this Schedule 13D, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, the persons listed on Schedule A, have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information included in Item 2(a) is incorporated by reference herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons have invested in the Issuer as follows:

On March 3, 2025, LNL's subscription to purchase $50,000,000 in aggregate amount of Class I Shares using funds that came directly or indirectly from the working capital of LNL was accepted. On March 4, 2025, the Issuer determined the purchase price per share ($10.00) and fixed the number of Class I Shares acquired in respect of such subscription (5,000,000.000).

On August 29, 2025, LNL's subscription to purchase $10,000 in aggregate amount of Class A Shares using funds that came directly or indirectly from the working capital of LNL was accepted. On September 2, 2025, the Issuer determined the purchase price per share ($10.00) and fixed the number of Class A Shares acquired in respect of such subscription (1,000.000).

On August 29, 2025, LNL's subscription to purchase $10,000 in aggregate amount of Class D Shares using funds that came directly or indirectly from the working capital of LNL was accepted. On September 2, 2025, the Issuer determined the purchase price per share ($10.00) and fixed the number of Class D Shares acquired in respect of such subscription (1,000.000).

On August 29, 2025, LNL's subscription to purchase $10,000 in aggregate amount of Class IS Shares using funds that came directly or indirectly from the working capital of LNL was accepted. On September 2, 2025, the Issuer determined the purchase price per share ($10.000) and fixed the number of Class IS Shares acquired in respect of such subscription (1,000.000).

On October 14, 2025, the following series of the Trust, for which LFI acts as investment adviser, acquired Class I Shares from the working capital of the applicable series of the Trust at the purchase price per share of $10.43 in the amounts and at the aggregate purchase price as set forth below:

1: LVIP Global Growth Allocation Managed Risk Fund: 1,993,912.691 shares for an aggregate purchase price of $20,796,509.37
2: LVIP Global Moderate Allocation Managed Risk Fund: 1,615,001.314 shares for an aggregate purchase price of $16,844,463.71
3: LVIP U.S. Growth Allocation Managed Risk Fund: 704,445.592 shares for an aggregate purchase price of $7,347,367.52
4: LVIP Global Conservative Allocation Managed Risk Fund: 267,009.229 shares for an aggregate purchase price of $2,784,906.26
5: LVIP Global Aggressive Growth Allocation Managed Risk Fund: 124,130.106 shares for an aggregate purchase price of $1,294,677.01
6: LVIP U.S. Aggressive Growth Allocation Managed Risk Fund: 89,364.921 shares for an aggregate purchase price of $932,076.13

On November 5, 2025, the following series of the Trust, for which LFI acts as investment adviser, acquired Class I Shares from the working capital of the applicable series of the Trust at the purchase price per share of $10.44 in the amounts and at the aggregate purchase price as set forth below:

1: LVIP Global Growth Allocation Managed Risk Fund: 996,178.655 shares for an aggregate purchase price of $10,400,105.16
2: LVIP Global Moderate Allocation Managed Risk Fund: 806,331.001 shares for an aggregate purchase price of $8,418,095.65
3: LVIP U.S. Growth Allocation Managed Risk Fund: 351,865.672 shares for an aggregate purchase price of $3,673,477.62
4: LVIP Global Conservative Allocation Managed Risk Fund: 132,928.793 shares for an aggregate purchase price of $1,387,776.60
5: LVIP Global Aggressive Growth Allocation Managed Risk Fund: 62,339.72 shares for an aggregate purchase price of $650,826.68
6: LVIP U.S. Aggressive Growth Allocation Managed Risk Fund: 44,992.173 shares for an aggregate purchase price of $469,718.29

On December 11, 2025, the following series of the Trust, for which LFI acts as investment adviser, acquired Class I Shares from the working capital of the applicable series of the Trust at the purchase price per share of $10.48 in the amounts and at the aggregate purchase price as set forth below:

1: LVIP Global Growth Allocation Managed Risk Fund: 2,980,126.992 shares for an aggregate purchase price of $31,231,730.88
2: LVIP Global Moderate Allocation Managed Risk Fund: 2,404,122.841 shares for an aggregate purchase price of $25,195,207.37
3: LVIP U.S. Growth Allocation Managed Risk Fund: 1,052,739.098 shares for an aggregate purchase price of $11,032,705.75
4: LVIP Global Conservative Allocation Managed Risk Fund: 394,240.573 shares for an aggregate purchase price of $4,131,641.20
5: LVIP Global Aggressive Growth Allocation Managed Risk Fund: 188,985.747 shares for an aggregate purchase price of $1,980,570.63
6: LVIP U.S. Aggressive Growth Allocation Managed Risk Fund: 136,273.299 shares for an aggregate purchase price of $1,428,144.17

On December 23, 2025, LNL acquired Class A Shares of the applicable series of the Trust automatically, and without investment discretion, pursuant to a dividend reinvestment plan at the purchase price per share of $9.79 in the amounts and at the aggregate purchase price of $304.10.

On December 23, 2025, LNL acquired Class D Shares of the applicable series of the Trust automatically, and without investment discretion, pursuant to a dividend reinvestment plan at the purchase price per share of $9.79 in the amounts and at the aggregate purchase price of $316.11.

On December 23, 2025, LNL acquired Class I Shares of the applicable series of the Trust automatically, and without investment discretion, pursuant to a dividend reinvestment plan at the purchase price per share of $10.16 in the amounts and at the aggregate purchase price of $1,665,965.00.

On December 23, 2025, LNL acquired Class IS Shares of the applicable series of the Trust automatically, and without investment discretion, pursuant to a dividend reinvestment plan at the purchase price per share of $9.79 in the amounts and at the aggregate purchase price of $324.65.

On December 23, 2025, the following series of the Trust, for which LFI acts as investment adviser, acquired Class I Shares of the applicable series of the Trust automatically, and without investment discretion, pursuant to a dividend reinvestment plan at the purchase price per share of $10.16 in the amounts and at the aggregate purchase price as set forth below:

1: LVIP Global Growth Allocation Managed Risk Fund: 195,790.84 shares for an aggregate purchase price of $1,989,234.95
2: LVIP Global Moderate Allocation Managed Risk Fund: 158,248.81 shares for an aggregate purchase price of $1,607,807.88
3: LVIP U.S. Growth Allocation Managed Risk Fund: 69,165.43 shares for an aggregate purchase price of $702,720.81
4: LVIP Global Conservative Allocation Managed Risk Fund: 26,044.76 shares for an aggregate purchase price of $264,614.75
5: LVIP Global Aggressive Growth Allocation Managed Risk Fund: 12,312.91 shares for an aggregate purchase price of $125,099.16
6: LVIP U.S. Aggressive Growth Allocation Managed Risk Fund: 8,875.21 shares for an aggregate purchase price of $90,172.16

On April 08, 2026, LNL acquired Class A Shares of the applicable series of the Trust automatically, and without investment discretion, pursuant to a dividend reinvestment plan at the purchase price per share of $9.66 in the amounts and at the aggregate purchase price of $63.65.

On April 08, 2026, LNL acquired Class D Shares of the applicable series of the Trust automatically, and without investment discretion, pursuant to a dividend reinvestment plan at the purchase price per share of $9.66 in the amounts and at the aggregate purchase price of $66.82.

On April 08, 2026, LNL acquired Class I Shares of the applicable series of the Trust automatically, and without investment discretion, pursuant to a dividend reinvestment plan at the purchase price per share of $10.03 in the amounts and at the aggregate purchase price of $356,412.25.

On April 08, 2026, LNL acquired Class IS Shares of the applicable series of the Trust automatically, and without investment discretion, pursuant to a dividend reinvestment plan at the purchase price per share of $9.67 in the amounts and at the aggregate purchase price of $69.09.

On April 08, 2026, the following series of the Trust, for which LFI acts as investment adviser, acquired Class I Shares of the applicable series of the Trust automatically, and without investment discretion, pursuant to a dividend reinvestment plan at the purchase price per share of $10.03 in the amounts and at the aggregate purchase price as set forth below:

1: LVIP Global Growth Allocation Managed Risk Fund: 42,429.89 shares for an aggregate purchase price of $425,571.79
2: LVIP Global Moderate Allocation Managed Risk Fund: 34,294.14 shares for an aggregate purchase price of $343,970.26
3: LVIP U.S. Growth Allocation Managed Risk Fund: 14,988.86 shares for an aggregate purchase price of $150,338.28
4: LVIP Global Conservative Allocation Managed Risk Fund: 5,644.17 shares for an aggregate purchase price of $56,611.00
5: LVIP Global Aggressive Growth Allocation Managed Risk Fund: 2,668.33 shares for an aggregate purchase price of $26,763.39
6: LVIP U.S. Aggressive Growth Allocation Managed Risk Fund: 1,923.35 shares for an aggregate purchase price of $19,291.20

On April 16, 2026, the following series of the Trust, for which LFI acts as investment adviser, acquired Class I Shares from the working capital of the applicable series of the Trust at the purchase price per share of $10.11 in the amounts and at the aggregate purchase price as set forth below:

1: LVIP Global Growth Allocation Managed Risk Fund: 940,584.16 shares for an aggregate purchase price of $9,509,305.86
2: LVIP Global Moderate Allocation Managed Risk Fund: 940,780.74 shares for an aggregate purchase price of $ 9,511,293.30
3: LVIP U.S. Growth Allocation Managed Risk Fund: 327,399.28 shares for an aggregate purchase price of $ 3,310,006.72
4: LVIP Global Conservative Allocation Managed Risk Fund: 264,035.03 shares for an aggregate purchase price of $ 2,669,394.12

## Item 4. Purpose of Transaction
Purpose of transaction:
LNL acquired the Shares for investment purposes.

The LVIP Global Growth Allocation Managed Risk Fund, LVIP Global Moderate Allocation Managed Risk Fund, LVIP U.S. Growth Allocation Managed Risk Fund, LVIP Global Conservative Allocation Managed Risk Fund, LVIP Global Aggressive Growth Allocation Managed Risk Fund and LVIP U.S. Aggressive Growth Allocation Managed Risk Fund, each a series of the Trust for which LFI serves as investment adviser, acquired the Shares for investment purposes.

Investment Management Agreement. LFI serves as investment adviser to the Issuer pursuant to an investment management agreement, dated as of February 28, 2025 (the "Investment Management Agreement"), by and between the Issuer and LFI. In consideration of the advisory services provided by LFI to the Issuer, LFI is entitled to an investment management fee (the "Investment Management Fee") measured as of the end of each month at an annual rate of 1.00% of the Issuer's gross assets (i.e., gross of fund leverage). The Investment Management Fee is payable monthly in arrears based on the average daily value of the Issuer's gross assets. The Investment Management Fee and Incentive Fee (as defined below) paid to LFI are paid out of the Issuer's assets. The Investment Management Fee is paid before giving effect to any repurchase of Shares in the Issuer effective as of that date and will decrease the net profits or increase the net losses of the Issuer. Pursuant to the Investment Management Agreement, and in further consideration of the advisory services provided by LFI to the Issuer, LFI is entitled to an incentive fee, calculated and payable quarterly in arrears, of 15% of the Issuer's "Pre-Incentive Fee Net Investment Income" for the immediately preceding quarter for each class of Shares, subject to a preferred return, or "hurdle," of 1.50% of NAV (6.00% annualized) and a "catch-up" feature (the "Incentive Fee"). For this purpose, "Pre-Incentive Fee Net Investment Income" means each Share class's allocable share of (a) interest income, dividend income and any other income accrued during the fiscal quarter, minus (b) each Share class's operating expenses for the quarter and the distribution and/or shareholder servicing fees (if any) applicable to each share class accrued during the fiscal quarter. The description of the Investment Management Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such document or the form thereof, which is filed or incorporated by reference as an exhibit hereto and incorporated by reference herein.

Sub-Advisory Agreement. Pursuant to a Sub-Advisory Agreement among the Issuer, LFI and BCSF Advisors, LP ("Bain"), LFI pays Bain 50% of the aggregate amount of the Investment Management Fee and Incentive Fee (the "Sub-Advisory Fee") monthly or quarterly, respectively, in arrears based upon the Issuer's Investment Management Fee and Incentive Fee. The Sub-Advisory Fee is paid by LFI out of the Investment Management Fee and Incentive Fee.

Expense Limitation Agreement. LFI and the Issuer have entered into an Expense Limitation Agreement under which LFI has agreed contractually to pay, absorb or reimburse certain expenses of the Issuer to limit the Issuer's operating expenses (with the exclusions set forth below, the "Operating Expenses"), calculated and reimbursed on a Class-by-Class basis in respect of each of Class A, Class D, Class I, and Class IS with the exception of (i) interest, taxes, dividends tied to short sales, and brokerage commissions; (ii) underlying fund fees and expenses; (iii) other expenses attributable to, and incurred as a result of, the Issuer's investments; (iv) Incentive Fees; and (v) extraordinary expenses (including litigation expenses) not incurred in the ordinary course of the Issuer's business (as determined in the discretion of LFI), to no more than 2.85%, 2.50%, 2.00%, and 2.25% for Class A, Class D, Class I, and Class IS Shares, respectively, on an annualized basis, of the Issuer's average daily net assets (the "Operating Expense Limit"). In consideration of LFI's agreement to reimburse certain of the Issuer's expenses, the Issuer has agreed to repay LFI in the amount of any Issuer expenses reimbursed in respect of each of Class A, Class D, Class I, and Class IS subject to the limitation that a reimbursement (a "Reimbursement Amount") will be made only if and to the extent that the Issuer is able to effect such payments to LFI and remain in compliance with: (i) the Operating Expense Limit in effect at the time the waiver or payment of the Reimbursement Amount occurred and (ii) the Operating Expense Limit in effect at the time such reimbursement is sought. The Expense Limitation Agreement will remain in effect through August 1, 2027, unless and until the Board of Trustees of the Issuer (the "Board") approves its modification or termination. Thereafter, the Expense Limitation Agreement shall renew automatically for one year terms unless LFI provides written notice of termination of the Agreement to the Issuer at least ten (10) days prior to the end of the then current term.

Management Fee Waiver Agreement. Pursuant to a Management Fee Waiver Agreement, LFI has contractually agreed to waive the Management Fee in its entirety for the Effective Period (as defined below) (the "Fee Waiver"). The Fee Waiver is imposed after application of the Expense Limitation Agreement. For illustrative purposes only, in a situation where 1) the Management Fee is 1.00%, 2) the Fund Operating Expenses (as defined in the Expense Limitation Agreement) for a Class of the Issuer are 2.50%, 3) the Operating Expense Limit (as defined in the Expense Limitation Agreement) for such Class is 2.00%, and 4) 100% of the Management Fee is waived under the Fee Waiver, then: i) the Operating Expense Limit would be applied to reimburse to the Issuer 0.50% of Fund Operating Expenses (the amount in excess of the Operating Expense Limit) for such Class, and ii) the Fee Waiver would be implemented thereafter, waiving an additional 1.00% and causing the Class's effective Fund Operating Expenses to equal 1.00%. The Fee Waiver became effective on February 1, 2026 and continues in effect through July 31, 2026 (the "Effective Period"). The Fee Waiver does not impact the Incentive Fee payable by the Issuer. LFI retains its right to recoup any fees waived by it pursuant to the Management Fee Waiver Agreement within three years of such waiver, if such recoupment can be achieved within the Operating Expense Limit (before application of the Fee Waiver) in effect at the time the waiver occurred and the Operating Expense Limit (before application of the Fee Waiver) in effect at the time such recoupment is sought.

Administration Agreement. Pursuant to an amended and restated administration agreement (the "Administration Agreement") between the Issuer and LNL, LNL provides or procures administrative, support, shareholder and corporate-level services on behalf of the Issuer. LNL is reimbursed for its costs to provide or procure the administrative and support services and is paid a fee for shareholder services and corporate-level services. The Administration Agreement may be terminated by either party without penalty upon 60 days' written notice to the other party.

Except as described in this Schedule 13D or in the Issuer's periodic and current reports filed with the SEC from time to time, LNL and LNC do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although LNL and/or LNC, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons. LNL and LNC review, and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, each of LNL and LNC may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its securities of the Issuer. Any transaction that LNL and/or LNC may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future values of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to LNL and/or LNC, tax considerations and other factors.

LFI intends to review its client's investments in the Issuer on an ongoing basis and, in the course of its review, may take actions (including through its clients) with respect to such investments or the Issuer, including communicating with the Board, members of management or other securityholders of the Issuer, or other third parties from time to time; taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review; and evaluating strategic alternatives as they may become available. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to, a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer; financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer's securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which LFI is a party, LFI, on behalf of its clients, including the series of the Trust discussed herein, may seek to acquire securities of the Issuer, including Shares and/or other equity, debt, notes or other financial instruments related to the Issuer or the Shares (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that LFI may pursue, including on behalf of its clients, subject to the terms and conditions of the documents described herein to which LFI is a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities or other financial instruments, LFI's or its clients' trading and investment strategies, subsequent developments affecting the Issuer, the Issuer's business and the Issuer's prospects, other investment and business opportunities available to LFI and its clients, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by LFI and its clients.

LFI is the Issuer's external manager and is responsible for, among other things, identifying investment opportunities, monitoring the Issuer's investments and determining the composition of the Issuer's portfolio, subject to oversight by the Board. LFI is wholly owned by LNL. All of the Issuer's officers and directors, other than the Issuer's independent directors, are employees of LFI or one of its affiliates. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D or in the Issuer's periodic and current reports filed with the SEC from time to time, LFI does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, LFI, at any time and from time to time, may review, reconsider and change its position and/or change its purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

LNC may be deemed to beneficially own the Shares beneficially owned by LNL, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that LNC is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and LNC expressly disclaims beneficial ownership of such Shares.

Any beneficial ownership of Shares by any of the persons listed on Schedule A is set forth on Schedule A attached hereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule A, has effected any transaction in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, other than as disclosed in this Schedule 13D, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information included in Items 3, 4 and 5 is incorporated by reference herein, as applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated April 15, 2026 among the Reporting Persons.

Exhibit 2: Investment Management Agreement dated February 28, 2025, between the Issuer and LFI (Exhibit 25(g)(1) to the Issuer's Registration Statement on Form N-2 filed with the Securities and Exchange Commission on July 11, 2025 and incorporated herein by reference).

Exhibit 3: Sub-Advisory Agreement dated March 4, 2025, among the Issuer, LFI and BCSF Advisors, LP (Exhibit 25(g)(2) to the Issuer's Registration Statement on Form N-2 filed with the Securities and Exchange Commission on July 11, 2025 and incorporated herein by reference).

Exhibit 4: Amended and Restated Expense Limitation Agreement dated August 15, 2025, between the Issuer and LFI (Exhibit 25(k)(4) to the Issuer's Registration Statement on Form N-2 filed with the Securities and Exchange Commission on September 2, 2025 and incorporated herein by reference).

Exhibit 5: Management Fee Waiver Agreement dated January 9, 2026, between the Issuer and LFI (Exhibit 25(k)(5) to the Issuer's Registration Statement on Form N-2 filed with the Securities and Exchange Commission on January 29, 2026 and incorporated herein by reference).

Exhibit 6: Amended and Restated Administration Agreement dated August 1, 2025, between the Issuer and LNL (Exhibit 25(k)(1) to the Issuer's Registration Statement on Form N-2 filed with the Securities and Exchange Commission on July 11, 2025 and incorporated herein by reference).

## Signatures
- Lincoln National Corporation: /s/Gordon Huellmantel, Gordon Huellmantel (04/20/2026)
- The Lincoln National Life Insurance Company: /s/Gordon Huellmantel, Gordon Huellmantel (04/20/2026)
- Lincoln Financial Investments Corporation: /s/Gordon Huellmantel, Gordon Huellmantel (04/20/2026)